

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 19, 2013

Via E-mail
Adriaan Reinders
Chief Executive Officer
EFactor Group Corp.
605 Market Street, Suite 600
San Francisco, CA 94105

> **Re: EFactor Group Corp**
> **Registration Statement on Form S-1**
> **Filed November 27, 2013**
> **File No. 333-192574**

Dear Mr. Reinders:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please revise to clarify whether your share exchange agreement to acquire the remaining 30% of The E-Factor Corp. has closed. On page II-3, you disclose you have already issued 39,080,906 shares pursuant to this share agreement on November 13, 2013, but your disclosure elsewhere throughout your registration statement refers to the transaction on a prospective basis. If this agreement has closed, please revise your registration statement to reflect this transaction. In addition, please file Exhibit 10.8, the share exchange agreement, in its entirety in executed form. We note Schedule A showing the list of shareholders is omitted.

2.   Please revise throughout to present all share amounts consistently, giving retroactive effect to the 40-for-1 reverse stock split. For example, your financial statements for the fiscal year ended December 31, 2012 are presented on a pre-split basis and it is unclear whether the shares relating to the transactions disclosed on page II-3 are presented on a post-split basis.

3.   Please revise to clarify whether Adrie Reinders is the same person as Adriaan Reinders, as it appears that these names are used interchangeably throughout your registration statement and other public filings. Your presentation should be consistent throughout, as applicable.

4.   Please include disclosure in appropriate locations that describes the material terms of your exchange agreement to acquire Home Training Initiative, Inc. Also, please provide an update as to the status of this transaction and the anticipated timing. Discuss the conditions or impediments to the closing, as applicable.

Fee Table

5.   Your fee table indicates your direct offering will raise a proposed maximum aggregate offering price of $12 million, which is inconsistent with your disclosure throughout your prospectus that you seek to raise $10 million. Please reconcile. Further, please clarify the paragraph of Rule 457 and methodology used to compute the offering price and the registration fee for your direct offering. It appears your shares will be offered at a known, fixed offering price.

Prospectus Cover Page

6.   Each of your alternative prospectuses should refer to and disclose the existence of both the direct and resale offering on both their respective cover pages and summary sections. Please revise accordingly.

Prospectus Summary, page 2

7.   Your disclosures in the prospectus summary emphasize the size of your social network by disclosing the number of visitors and registered members. However, it appears that the majority of your revenues relates to streams of income that you acquired from other businesses and do not represent significant organic revenues from your legacy social network operations. Please revise here and your management's discussion and analysis section to clarify your sources of revenue and how much of it relates to the EFactor Network compared to the non-EFactor Network businesses acquired in the past 12 months.

Security Ownership of Certain Beneficial Owners and Management, page 64

8.   Please expand your beneficial ownership tables by footnote or additional columnar presentation to clarify the total voting power of the equity holders disclosed in the table, taking into account the voting rights of the preferred shareholders.

9.   Your beneficial ownership tables do not indicate that Adriaan Reinder, Marion Freijsen, and Roeland Reinders own their shares through the Vinis Vitifera Trust, Salvia Officinalis Trust, and Narcissus Trust, respectively. Please revise accordingly.

10.   Please revise to disclose the natural person(s) exercising sole or shared voting and investment power over the shares beneficially owned by DASPV PTE Ltd.

Plan of Distribution, page 72

11.   Please identify your placement agent with your next amendment. Please be aware we will be unable to process your filing further without the identification of your placement agent. In addition, please file the share distribution agreement(s) with your placement agent and provide a materially complete description of such agreement(s).

12.   On page 73, you disclose that your placement agent may be deemed an underwriter. Please revise to state unequivocally that your placement agent is an underwriter.

13.   Please revise to provide a materially compete description of your lock-up agreement, including a discussion of the exceptions noted on page 73 but not specified. Also, please file your lock-up agreements as an exhibit, as required by Item 601(b)(10) of Regulation S-K. Revise the alternative plan of distribution pages for your resale offering to include a description of your lock-up agreements.

14.   Aspects of your plan of distribution refer to over-allotment options for your placement agent and an escrow agreement. Since your direct offering is on a no-minimum, best-efforts basis, it is unclear why either an over-allotment option or escrow agreement is necessary or appropriate. Please either delete such references or explain the mechanics of how they will be used in your offering and whether they comport with applicable regulations such as Regulation M and Rule 15c2-4 of the Exchange Act.

Selling Securityholders

15.   Please revise to clarify the relationship between Tanja Freijsen and Marion Freijsen, if any.

16.   Please describe in appropriate detail how each selling security holder acquired the shares to be offered for resale. Also, please tell us whether any of the shares issued to

acquire the remaining 30% of The E-Factor Corp. in November 2013 are offered for resale in this prospectus.

Consolidated Financial Statements

The E-Factor Corp., page F-1

General

17.   Please revise your financial statements for the year ended December 31, 2012 to reflect the reverse recapitalization transaction that occurred upon the initial transaction with Standard Drilling. Your revised disclosures should include the following revisions to equity:

- Recast your common stock account to reflect that of The E-Factor Corp. as if the merger had occurred prior to your fiscal year ended December 31, 2012;

- Recast your historical earnings per share to reflect the share exchange ratio; and

- Eliminate the retained earnings of the legal acquirer shell company, Standard Drilling, Inc.

Recent Sales of Unregistered Securities, page II-3

18.   You indicate on page II-4 that no sales were made to U.S. investors, thus your issuance of 39,080,906 shares of common stock to The E-Factor Corp. investors on November 13, 2013 was exempt under Regulation S. Please revise to clarify whether you or any of your representatives made any directed selling efforts to U.S. investors.

19.   The disclosure responsive to Item 701 of Regulation S-K appears incomplete, as it omits the second issuance of shares of common stock issued to the original investors of The E-Factor Corp. as part of your reverse merger for the first 70% interest in The E-Factor Corp. and the issuance of preferred stock to Mr. Adriaan Reinders and Ms. Marion Freijsen. Please revise accordingly.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rule 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Edwin Kim, Attorney-Advisor, at (202) 551-3297 or me at (202) 551-3462 with any questions.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief - Legal

cc: Via E-mail
        Richard I. Anslow, Esq.
        Ellenoff Grossman & Schole LLP